Company Contact: Chai Toren, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: 972-8-938-7505 E-mail: info@nova.co.il, hai-t@nova.co.il http://www.nova.co.il	Investor Relations Contacts: Evan Smith / Madelene Glomsten KCSA Public Relations Worldwide Tel: 212-896-1220 / 212-896-1258 E-mail: esmith@kcsa.com / mglomsten@kcsa.com http://www.kcsa.com

Nova Measuring Instruments Reports Third Quarter 2002 Results

Revenues Up 69% Year over Year

Rehovoth, Israel, - November 11, 2002 - Nova Measuring Instruments, Ltd. (Nasdaq: NVMI), today reported financial results for the third quarter ended September 30, 2002.

            Revenues for the third quarter were $5.42 million, a 69% increase over revenues of $3.21 million reported for the third quarter of 2001 and up 1% sequentially over revenues of $5.38 million for the second quarter of 2002.

            Net loss for the quarter was $(2.7) million, or $(0.18) per share. Excluding stock-based compensation (SBC) expenses of $0.3 million, net loss for the quarter was $(2.4) million, or $(0.16) per share. This compares to a net loss $(3.5) million, or $(0.24) per share, reported for the comparable period last year, and a net loss of $($2.9) million, or $(0.20) per share, in the previous quarter.

            Gross profit for the quarter was $2.0 million (37% of revenues), compared with a gross profit of $0.8 million (23% of revenues) reported for the comparable period in 2001, and gross profit of $1.9 million (36% of revenues) in the second quarter of 2002.

            The Company continues to pursue all of its major development and sales activities; including the support of several beta tests and evaluations of the Company's new products, which are in their final stages. One of these beta tests was completed successfully, resulting in the first sale of the NovaTrack2020 system to one of the major semiconductor manufacturers, marking the penetration of Nova's integrated solutions for the photolithography process.

Net R&D expenses were $2.4 million, compared to $2.5 million in the previous quarter. Sales and marketing expenses were $1.8 million, unchanged from the previous quarter. The Company's balance sheet remains strong, with cash and short-term investments of $37.5 million, and net working capital of $35.8 million, as of September 30, 2002.

            The Company continues to lead the Integrated Process Control (IPC) market, and is enhancing its cooperation and strategic alliances with major Process Equipment Manufacturers (PEM's) on the development, marketing and sales of its integrated process control solutions. The continuing investment in the new integrated products for Copper CMP, Photolithography and Etch provides very significant opportunities in the near future.

             Dr. Giora Dishon, President and CEO of Nova, said, "While the global semiconductor market remains weak we are encouraged by the trend of quarter over quarter growth during the last 12 months. The success of our new products for dielectric CMP (NovaScan 2040 and 3030), copper CMP, and our cooperation with the leading PEM's strengthens our position as the leader within the integrated metrology market. In addition, the first sale of our NovaTrack2020 to a major customer is indicative of the transition to integrated metrology in photolithography and brings us closer to realizing our potential in this segment."

"We initiated operational and organizational adjustments, including a reduction in our work force, to address the current poor market conditions and very low visibility. We believe that the cost reduction measures coupled with our efforts to penetrate the market with all of our new integrated products, for copper, lithography and etch, will lead us to profitability in the longer term. We remain extremely focused on growing our revenues, further improving internal operations, maturing all new products and alliances. This places the Company in a strong position to further benefit when market improves."

About Nova:
Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The Company's web site is www.nova.co.il.

This press release may contain forward-looking statements, including statements related to anticipated growth rates, manufacturing capacity and tax rate. Actual results may differ materially from those projected due to a number of risks, including changes in customer demands for our products, new product offerings from our competitors, changes in or an inability to execute our business strategy, unanticipated manufacturing or supply problems, or changes in tax requirements. Nova cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Form F-1 filed with the Securities and Exchange Commission on April 9, 2000. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

You may register to receive Nova's future press releases or to download a complete Digital Investor Kit TM including press releases, regulatory filings and corporate materials by clicking on the "KCSA Interactive Platform" icon at www.kcsa.com.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

                                                                                       Three months ended
                                                                          September 30, 2002          June 30, 2002

                                                                                           (unaudited)

REVENUES
    Products sale                                                                   3,662                     3,823
    Services                                                                        1,761                     1,554
                                                                                    -----                     -----
                                                                                    5,432                     5,377
                                                                                    -----                     -----

COST OF REVENUES
    Products sale                                                                   1,787                     1,738
    Services                                                                        1,651                     1,687
                                                                                    -----                     -----
                                                                                    3,438                     3,425
                                                                                    -----                     -----

    GROSS PROFIT                                                                    1,985                     1,952
                                                                                    -----                     -----

OPERATING COSTS AND EXPENSES
    Research & Development expenses, net                                            2,390                     2,519
    Sales & Marketing expenses                                                      1,792                     1,818
    General & Administration expenses                                                 434                       375
                                                                                    -----                     -----
                                                                                    4,616                     4,712
                                                                                    =====                     =====

       OPERATING LOSS                                                              (2,631)                   (2,760)

FINANCING EXPENSES                                                                    (45)                     (119)
                                                                                    -----                     -----

       LOSS                                                                        (2,676)                   (2,879)
                                                                                    =====                     =====
       LOSS PER SHARE                                                               (0.18)                    (0.20)
                                                                                    =====                     =====

Comments:
    1.     Employee Stock Based Compensation expenses                                 277                       271
                                                                                    =====                     =====
    2.     Shares for calculation of loss per share
           Basic and Diluted                                                       14,904                    14,653
                                                                                    =====                     =====
    3.     The adjusted results excluding Employee
           Stock Based Compensation:
              Gross Profit                                                          2,017                     1,985
              Operating Expenses                                                    4,372                     4,474
              Loss                                                                 (2,399)                   (2,608)
              Loss per share                                                        (0.16)                    (0.18)

NOVA MEASURING INSTRUMENTS LTD.
 INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except share and per share data)

                                                                                      Three months ended
                                                                          September 30, 2002        September 30, 2001
                                                                                           (unaudited)

REVENUES
    Products sale                                                                   3,662                     1,558
    Services                                                                        1,761                     1,647
                                                                                   ------                    ------
                                                                                    5,432                     3,205
                                                                                   ------                    ------
COST OF REVENUES
    Products sale                                                                   1,787                       623
    Services                                                                        1,651                     1,857
                                                                                   ------                    ------
                                                                                    3,438                     2,480
                                                                                   ------                    ------

    GROSS PROFIT                                                                    1,985                       725
                                                                                   ------                    ------

OPERATING COSTS AND EXPENSES
    Research & Development expenses, net                                            2,390                     2,662
    Sales & Marketing expenses                                                      1,792                     1,502
    General & Administration expenses                                                 434                       567
                                                                                   ------                    ------
                                                                                    4,616                     4,731
                                                                                   ======                    ======

       OPERATING LOSS                                                              (2,631)                   (4,006)

FINANCING INCOME (EXPENSES), NET                                                      (45)                      500
                                                                                   ------                    ------
       LOSS                                                                        (2,676)                   (3,506)
                                                                                   ======                    ======
       LOSS PER SHARE                                                               (0.18)                    (0.24)
                                                                                   ======                    ======

Comments:
    1.     Employee Stock Based Compensation expenses                                 277                       496
                                                                                   ======                    ======
    2.     Shares for calculation of loss per share
           Basic and Diluted                                                       14,904                    14,622
                                                                                   ======                    ======

    3.     The adjusted results excluding Employee
           Stock Based Compensation:
              Gross Profit                                                          2,017                       785
              Operating Expenses                                                    4,372                     4,295
              Loss                                                                 (2,399)                   (3,010)
              Loss per share                                                        (0.16)                    (0.21)

NOVA MEASURING INSTRUMENTS LTD.
INTERIM CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

                                                               As of September 30, 2002        As of December 31, 2001
                                                                     (unaudited)

CURRENT ASSETS
    Cash and cash equivalents                                             29,413                         34,468
    Short-term interest-bearing deposits                                   1,087                              -
    Marketable securities available for sale                                   -                          6,984
    Securities held to maturity                                            6,958                          7,214
    Trade accounts receivable                                              4,118                          1,673
    Inventories                                                            3,532                          4,313
    Other current assets                                                   1,494                          1,389
                                                                         --------                       --------
                                                                          46,602                         56,041
                                                                         --------                       --------
LONG-TERM ASSETS
    Securities held to maturity                                              994
    Severance pay funds                                                    1,710                          1,545
    Fixed assets, net                                                      1,836                          1,978
                                                                           4,540                          3,523
                                                                         ========                       ========
                                                                          51,142                         59,564
                                                                         ========                       ========
CURRENT LIABILITIES
    Trade accounts payable                                                 3,656                          2,687
    Other current liabilities                                              7,089                          7,825
                                                                         --------                       --------
                                                                          10,745                         10,512
                                                                         --------                       --------
LONG-TERM LIABILITIES
    Liability for employee termination benefits                            2,155                          2,046
    Other long-term liability                                                237                              -
                                                                         --------                       --------
                                                                           2,392                          2,046
                                                                         --------                       --------
    SHAREHOLDERS' EQUITY
       Share capital                                                          46                             46
       Additional paid- in capital                                        72,755                         72,774
       Deferred stock-based compensation                                  (1,110)                        (2,073)
       Accumulated other comprehensive loss                                    -                           (524)
       Accumulated deficit                                               (33,686)                       (23,217)
                                                                         --------                       --------
                                                                          38,005                         47,006
                                                                         ========                       ========

                                                                          51,142                         59,564
                                                                         ========                       ========